United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Kathleen Collins
Megan Akst

March 22, 2016

Re:	QuinStreet, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 19, 2015
File No. 001-34628

Dear Ms. Collins:

Please find below the responses of QuinStreet, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 23, 2016 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended June 30, 2015 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Comment No. 1

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 60

We note that you enter into revenue-share arrangements with third-party publishers and Internet search companies which generate revenue from qualified leads, clicks, calls, applications, or customers. Please tell us the amount of revenue generated from these revenue-share arrangements and provide us with a comprehensive discussion of the underlying nature of these arrangements. Please ensure that you address the following items in your response and to the extent the arrangements differ by verticals, please address accordingly:

•	Provide us details regarding how an internet user views your marketing materials and the process a user goes through to view your information, submit an application, make a phone call to an advertiser, etc. Clarify if and how an internet user is redirected from an initial click on your marketing materials to other website pages.

•	Clarify at what point revenue is generated and if and how this may differ based on your vendors.

•	Provide us details regarding the nature of the payments you make to the third-party publishers and Internet search companies. Clarify if the payments are based on a percentage of fees received from your clients or a fixed dollar amount.

•	Provide us the range of the percentage of revenue as well as the average percentage of revenue that you remit to your media partners.

•	Please clarify if you must remit fees to these parties regardless of your success in generating clicks, calls or leads.

•	Explain to us, in detail, how you considered each of the factors in ASC 605-45-45 when concluding that you should recognize revenue from these arrangements on a gross basis.

Response to Comment No. 1

Business Overview

As set forth in the Form 10-K, the Company uses its proprietary technologies and know-how to connect its clients with potential customers through high quality, targeted media that can produce cost-effective and measurable marketing results. Such clients include financial institutions, insurance carriers and higher education institutions.

The Company enters into agreements with clients to deliver qualified leads, clicks, calls, applications or customers (“deliverables”) with negotiated payment and deliverable terms. Deliverables are most typically captured via the Company’s proprietary products and technology platform, whether from owned and operated media or from third-party publishers.

Leads are generated when a visitor to a Company owned and operated website or a third-party publisher website (a “Website”) completes the Company’s questionnaire (or “lead form”) which is designed to obtain the visitor’s contact information, in addition to other data such as background and interests. Based on the completed lead form, the Company qualifies the visitor (e.g., reviews the visitor data submitted for certain fictitious or fraudulent characteristics), segments the visitor based on attributes identified regarding their background and interests (e.g., field of study or geographic location) and matches the visitor to the most relevant client offerings. The Company undertakes the qualification, segmentation and matching of visitors to relevant client offerings via the use of its proprietary technologies. These functions are performed by Company technologies that operate underneath or behind the user interface. Lead revenue is generated when a completed lead form is qualified, segmented, matched and delivered to a client via Company technologies and integrations. Revenue recognition for leads does not typically vary by client.

Regardless of whether the visitor submits a completed lead form or abandons an incomplete lead form, the visitor may be presented with another page called a “listings page” which contains additional client advertisements. These listings are typically hosted and generated on Company technologies that allow matching of the most relevant listing to the visitor and delivery to clients. Based on information provided by the visitor, the Company strives to place client offers that best match the needs of the visitor and produce the best conversion rates for clients. If the visitor clicks on a client advertisement, the visitor will be redirected to the client’s website, at which point the Company generates click revenue. Revenue recognition for clicks does not typically vary by client.

Calls are similar to leads except that a visitor chooses to verbally provide responses to a lead form typically by calling the phone number that is listed on the Website. The Company will then qualify, segment, match and deliver the call to a client. The Company generates call revenue when the visitor’s call is transferred, or the visitor’s information is delivered, to the client. The Company generates customers in the form of, among other things, bound insurance policies, funded loans, approved credit card applications and customer appointments. When a visitor views the Company’s marketing materials displayed on a Website, a visitor’s interaction with such marketing materials or with the Company’s call center representatives can result in a customer or an application that the Company delivers to the client. The Company generates and recognizes revenue upon conversion of a visitor into a customer for its clients. Revenue recognition for calls, customers and applications does not typically vary by client.

The Company’s business challenge is to source from its owned and operated media, as well as that of its third-party publishers and Internet search engines (collectively, “publishers”), Internet users that may enable the Company to provide qualified deliverables to its clients to generate revenue. For each client order, the Company strives to identify media sources that will generate deliverables meeting client specifications and quality metrics. The Company meets its business challenge via media source optimization, which is the process by which the Company applies its proprietary technology and know-how, including the skills of its personnel and the experience and insights learned from more than fifteen years of operation in multiple client verticals online. As a result of media source optimization, the Company is able to convert Internet visitors into high-quality, segmented, right-priced and compliant deliverables for its clients. For any particular client, the Company attempts to optimize its multiple media sources to meet client campaign requirements. Media source optimization occurs without a guarantee that the Company will be able to generate deliverables that will meet client specifications. The Company bears the risk that visitors it sources via its proprietary media source optimization techniques can be converted into deliverables that are acceptable to clients and meet their specifications.

The Company conducts its business via separate client-facing and media-facing teams. The client-facing teams enter into agreements to provide clients with deliverables on mutually negotiated terms. The terms of these agreements may be renegotiated as frequently as monthly, and may be otherwise modified on a daily basis. These teams cannot predict the cost or probability of fulfilling these client orders in advance.

The Company’s media-facing teams have discretion as to how and where it sources visitors that might convert into a client deliverable. Sources include, for example, third-party publishers, Internet search companies, and owned and operated media. The Company also has discretion in negotiating payment and other terms with publishers, in each case, without regard to the terms of the Company’s agreements with its clients. Each publisher has its own payment structure (e.g., revenue-share per deliverable or fixed cost per deliverable) that is negotiated with the Company and varies by publisher. The media costs attributable to publishers are not systematically passed on to clients. Regardless of the payment structure, the Company’s obligation to supply acceptable deliverables to the client is the same. Accordingly, the Company’s margin remains at risk throughout the media source optimization process.

The Company as Primary Obligor. The Company is the primary obligor in its relationship with clients. The Company has primary responsibility for providing deliverables to its clients using its proprietary technologies and know-how and for resolving issues associated with deliverables. The Company’s deliverables must conform to specifications relating to the client’s marketing and regulatory requirements and other requested attributes (e.g., geographic location) that are individually negotiated with each client. Company revenue is typically generated from its clients when it sends a deliverable that meets client specifications, including performance standards and operating and compliance terms. Accordingly, the Company is the primary obligor with respect to client deliverables.

As the primary obligor, the Company bears the risk associated with client arrangements. Failure of the deliverables to meet the agreed specifications or quality metrics may result in the rejection of deliverables by the client, reductions in client orders or spending with the Company, a refund to the client and/or termination of the underlying client agreement. In addition, certain client contracts impose liability on the Company, including indemnification obligations, for the failure of the Company or its publishers to meet client requirements.

Publishers are not party to the contractual arrangements with the Company’s clients, nor are the publishers the beneficiaries of the Company’s client agreements. The Company is the primary obligor in providing deliverables to its clients; its publishers serve as its suppliers. The Company approaches its client selling decisions separately from its media sourcing decisions. In certain cases, a visitor from a media source can be a deliverable for multiple clients, with differing margins. This fracturing of the selling process from the buying process further supports the position that the Company is the primary obligor in producing deliverables for its clients.

The Company’s responsibility to its clients as the primary obligor does not vary based on whether the Company is delivering a lead, click, call, application or customer, nor does it vary by vertical.

Economic Risk. The Company bears the primary economic risks, including general inventory, margin and credit risks.

(a)	General Inventory Risk. For each deliverable, the Company makes payments to its publishers at a fixed dollar amount per deliverable or a percentage of the fee charged to the client for each deliverable. These payment terms are predetermined and negotiated on a case-by-case basis with each publisher. The Company bears the risk that it will not be able to fulfill client requirements with visitors generated from its publishers. The Company does not necessarily source media with a specific client in mind, or for a particular client order. The Company is generally required to remit fees to a publisher as long as the deliverable meets requirements set forth in the Company’s agreement with that publisher, regardless of the performance of the deliverables experienced by the client.

The nature of online media inventory is such that complete compliance with client specifications cannot generally be determined prior to the client’s receipt and processing of that deliverable. In certain cases, the Company agrees to pay a publisher upon receipt of a lead or call, even though the Company may segment and match that deliverable with a client who has only agreed to pay the Company if that deliverable converts into a customer for the client (e.g., upon funding of a customer loan or upon delivery of a bound insurance policy). The Company accordingly assumes inventory risk with respect to such deliverables. While inventory risk may be partially mitigated in the case of publisher revenue-share agreements, the Company continues to bear the risk that a client may reject or refuse to pay for a deliverable, even though it may not similarly be able to reject or request a refund for that deliverable from its media source. Accordingly, the Company may incur costs for rejected or refunded inventory that cannot be monetized.

(b)	Margin Risk. The Company bears the risk that deliverables generated from publishers (whether on a fixed cost or revenue-share basis) may not result in cost-effective margins. Although the Company strives toward a targeted Company-wide media margin, it does not coordinate its client selling prices and publisher sourcing prices, and therefore does not get paid a fixed commission from clients. To fulfill any given client’s order, the Company typically utilizes multiple sources of media with differing margins (e.g., one publisher may negotiate a 20% revenue-share, another publisher may negotiate a 70% revenue-share, and another publisher may negotiate a fixed dollar per deliverable) which results in media costs that are highly variable even though client pricing terms may be fixed. If the competition for (and cost of) quality media increases after the Company has accepted client orders, the Company must absorb the margin impact. The Company is generally not able to adjust its client selling prices to fluctuating publisher sourcing prices. As a result, the Company experiences margin fluctuations. Accordingly, the Company bears the burden of sourcing diversified media which can generate a deliverable at an acceptable margin.

(c)	Credit Risk. The Company also bears the risk that clients will not pay for deliverables for which the Company has already paid its publishers. Publishers are not party to the contractual arrangements with the Company’s clients, nor are the publishers the beneficiaries of the Company’s client agreements. Accordingly, the Company retains the credit exposure with respect to payment defaults or insolvency of its clients. Furthermore, the amounts payable to publishers are typically settled 45 days after the end of the month in which the media has been delivered. In contrast, the Company’s average days sales outstanding are approximately 55. If clients delay payment or fail to pay, the Company (not its publishers) absorbs that risk.

At the request of the Staff, the Company has provided the following discussion of third-party publisher and Internet search company arrangements which is generally the same for all verticals.

Internet Search Companies

The Company works with several Internet search companies that operate search engines which drive visitors to the Company’s websites from the search engine results pages. The Company has a dedicated team that manages its paid search campaigns to bid on search terms. When an Internet user or visitor runs a search on a search engine, views the Company’s paid search advertisement and clicks on the link displayed within the advertisement, the visitor is redirected to the Company’s website.

Internet search companies generally charge the Company on a cost-per-click basis through their respective bidding platforms. The Company must pay the Internet search companies upon generation of a click on its advertisement in the search engine results page, regardless of whether the visitor ultimately generates revenue for the Company. Accordingly, the Company takes full inventory risk with respect to such visitors.

When a visitor clicks on the Company’s advertisement on a search engine results page and is redirected to the Company’s website, the visitor can then fill out a lead form or click on the client’s advertisement, which typically redirects the visitor to the client’s website. The Company generates and recognizes revenue when the visitor is segmented, matched and delivered as a lead to its clients or when the visitor clicks on its client’s advertisement and gets redirected to the client’s website.

Third-Party Publishers

Third-party publishers are a network of websites, each with their own content and targeted visitors that are relevant to client offerings. The Company enters into agreements with third-party publishers to engage their visitors with the products and services of the Company’s clients. Third-party publishers place the Company’s marketing materials (including lead forms and listings pages) on their websites, most typically hosted on the Company’s technology platform and integrated with the Company’s proprietary media source optimization technologies and data. The Company’s media-facing teams work with its third-party publishers to recommend improvements to their websites (e.g., better merchandising, more effective segmentation) which the Company believes will increase the probability that visitors will produce deliverables that meet the Company’s client specifications. In addition, the Company uses proprietary technology and know-how to maintain a compliance engine that monitors third-party publisher content and practices for compliance with client guidelines. Noncompliance can lead to client payment cessation, reduced spending, contract termination and causes of action for damages.

The Company makes payments to third-party publishers based on either a portion of revenue generated or a fixed cost per lead, click, call, application or customer. The choice of payment arrangement between the Company and each publisher is unsystematic and widely variable due to, among other things, the varying performance of the applicable third-party publisher’s media sources, evolving regulatory considerations, market conditions and changing competition for quality media. The same third-party publisher may have both revenue-share and fixed cost payment arrangements with the Company for different traffic at the same time, or may alternate between the two from time to time. Due in part to the variability of the payment arrangement, the Company tracks revenue by third-party publisher but does not separately track or report on the amount of revenue specifically from revenue-share arrangements. Accordingly, the Company is unable to provide an average percentage of revenue remitted to its publishers with reasonable certainty. As of June 30, 2015, the range of the percentage of revenue remitted to its publishers based on revenue-share arrangements was approximately 35% to 90%.

ASC 605-45-45

The Company respectfully advises the Staff that it considered the factors in ASC 605-45-45 as follows:

The entity is the primary obligor in the arrangement. As described above, the Company’s contractual arrangements with its clients and publishers are separate and distinct. The Company has segregated teams that work with clients and publishers. The Company is the primary obligor in providing deliverables to clients that are in accordance with client specifications, as well as quality and regulatory requirements, regardless of whether the deliverables are generated through the Company’s owned and operated websites or its publisher websites. Client arrangements include indemnification clauses that hold the Company responsible for compensating clients for losses arising from violation of applicable laws by the Company or its publishers. If a client has any issues related to deliverables, the client would seek resolution directly with the Company. Refer also to discussion in ‘The Company as a Primary Obligor’ above.

The entity has general inventory risk. The Company bears the costs of procuring deliverables. The Company sources media that it may convert into deliverables to offer to its clients from multiple sources. The Company incurs costs relative to its owned and operated websites and pays costs to Internet search companies to generate traffic for those sites. The Company sources media from publishers through both fixed cost and revenue-share arrangements with percentages that vary by publisher and are subject to renegotiation. The Company does not receive fixed commissions from its clients. The Company tries to mitigate the risk of loss by entering into revenue-share arrangements, but is still subject to margin variability risk. If a client is dissatisfied with the quality of the deliverables, the Company may bear the cost associated with rejections or incur additional costs to procure replacement deliverables to satisfy the client. The Company is obligated to pay certain publishers per deliverable regardless of whether that deliverable is sold. Furthermore, in certain cases, the Company is required to pay a publisher upon receipt of a deliverable even though the Company may match that deliverable to a client that agrees to pay only if it converts to a sale or customer for them. Refer also to discussion in ‘General Inventory Risk’ above.

The entity has the latitude in establishing price. The Company is wholly responsible for negotiating pricing directly with clients, which is done independently of agreements with publishers. Leads are generally priced on a fixed fee per lead. The fixed price varies based on the level of qualification of the lead. Clicks are generally priced based on the client’s expected and historic conversion rate per click. For the majority of clients, the Company is responsible for optimizing overall client budgets in order to meet specified client metrics. Accordingly, the Company has latitude in establishing price.

The entity changes the product or performs part of the service. The Company is responsible for delivering qualified leads, clicks, calls, applications or customers to clients. In generating these deliverables to clients, the Company uses its proprietary technologies and know-how to perform marketing functions, including hosting, creating optimal visitor experiences and tracking and monitoring compliance and regulatory requirements. The Company is responsible for analyzing the visitor data to qualify, segment and match the visitor to relevant client offerings. Accordingly, the Company concluded that it is solely responsible for generating deliverables that meet client specifications.

The entity has discretion in supplier selection. The Company has the discretion to source deliverables for clients from its owned and operated websites or publisher’s websites. Typically, clients do not specify publishers to be used. However, in some cases, clients may elect to exclude certain publishers for various reasons, such as quality, experience or competitive reasons. Accordingly, the Company concluded that it has discretion in supplier selection.

The entity is involved in the determination of product or service specifications. The Company negotiates directly with clients to set the specifications for deliverables (e.g., specific visitor attributes or quality metrics).

The entity has physical loss inventory risk. This indicator is not applicable to the Company’s business as there is no physical item at risk of loss.

The entity has credit risk. The Company has credit risk and pays its publishers for deliverables, regardless of whether the Company is able to collect cash on revenue from its clients. Furthermore, the majority of publishers are paid within 45 days of the end of the month in which the deliverable was received. As the Company’s average days sales outstanding are approximately 55, publishers are typically paid prior to collection from clients. Refer also to discussion in ‘Credit Risk’ above.

After considering each of the above indicators of gross revenue, the Company also considered the three indicators of net revenue, noting as presented above, the Company 1) is the primary obligor, 2) does not receive a fixed commission from its client, and 3) retains credit risk. Based on the balance of all the indicators as noted, the Company has determined that recording revenue as the principal, on a gross basis, is appropriate.

Comment No. 2

Goodwill, page 62

We note there has been a substantial sustained decline in your market capitalization since June 30, 2015. Please tell us if this decline has triggered an interim impairment test under ASC 350-20-35-30. In this regard, to the extent you have determined that either of your reporting units are at potential risk of failing your goodwill impairment analysis, please tell us your consideration to disclose the following: (1) the percentage by which the fair value exceeded carrying value as of the date of the most recent test; (2) the amount of goodwill allocated to any at-risk reporting unit; (3) a discussion of the methods and key assumptions used to evaluate goodwill for impairment; and (4) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response to Comment No. 2

The Company confirms that no reporting units were at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8 as of June 30, 2015 or for the period through its Form 10-Q filing for the second quarter of fiscal year 2016.

The Company performed its annual goodwill impairment test as of April 30, 2015. As of April 30, 2015 and June 30, 2015, the Company determined that it had two reporting units for purposes of allocating and testing goodwill, DMS and DSS. Goodwill associated with the DSS reporting unit was fully impaired prior to June 30, 2014. The Company determined that the DSS reporting unit was not material during fiscal year 2015 as it comprised less than 1% of the Company’s operations for the year and therefore the Company believes the fair value of the Company relates solely to the DMS reporting unit.

In accordance with ASC 350-20-35-22 through 23, the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. As the Company’s shares are publicly traded in an active market, the Company believes that the quoted market price is the best evidence of fair value. As of April 30, 2015, the Company’s market capitalization was significantly above the Company’s book value, with estimated headroom of approximately 80% or $108 million.

In addition, substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. An acquiring entity is often willing to pay more for equity securities that give it a controlling interest than an investor would for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. As such, the Company believes the best evidence of fair value for its single reporting unit is equivalent to the Company’s market capitalization adjusted for a control premium. Due to the significant headroom the Company has over its book value, for the purposes of its assessment, the Company did not include an estimated control premium in its analysis, which would have increased the headroom. The Company did not disclose the percentage by which fair value exceeded carrying value because the percentage, as discussed above, was substantial. As of June 30, 2015, the Company calculated headroom to be 110% or $151 million.

Subsequent to June 30, 2015, the Company’s market capitalization has fluctuated. The Company evaluated this change in circumstance to determine if there was any indicator of impairment. As discussed, the Company believes the fair value for its enterprise-wide goodwill is equivalent to its market capitalization; the Company contemporaneously compared its market capitalization to the book value of its goodwill for all periods subsequent to June 30, 2015. Consistent with Staff guidance, the Company believes it is necessary to perform an interim impairment test for goodwill if the market capitalization of the Company is below its book value. Based on the unadjusted market capitalization, the Company calculated headroom to be 110% or $151 million as of June 30, 2015, 83% or $113 million as of September 30, 2015, 42% or $57 million as of December 31, 2015 and 26% or $35 million as of January 31, 2016. As discussed above, the Company respectfully advises the Staff that no control premium was used in these contemporaneous headroom calculations. Based on these evaluations which indicate significant headroom, the Company concluded there were no indicators of impairment.

The Company continues to monitor the fluctuation in its market capitalization and respectfully submits that it will update disclosures in future filings as appropriate.

Comment No. 3

Note 10. Stock Benefit Plans

Valuation Assumptions, page 79

We note that you use the simplified method to estimate the expected term of your stock options. Considering the extent of the exercise activity since your initial public offering, please tell us how you determined that it is appropriate to continue to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

Response to Comment No. 3

The Company evaluates and determines the expected term for its stock option grants on at least an annual basis, or more frequently if necessary. As part of the evaluation, the Company considered the guidance in SAB Topic 14.D.2 and believes, based on the facts and circumstances, that the simplified method continued to be appropriate for determining the expected term of its stock option grants during fiscal year 2015.

In determining the appropriate expected life of option awards, the Company considered the guidance provided in Question 6 of SAB Topic 14.D.2 that the simplified method for calculating the expected term is appropriate if a company issues plain vanilla options and concludes that its historical stock option exercise experience does not provide a reasonable basis upon which to estimate expected term.

The options granted under the Company’s plans meet the definition of plain vanilla options under the referenced guidance, including fixed strike prices and expiration dates, exercisability based on performance through the vesting date (as termination prior to vesting date results in forfeiture of the options) and a limited time to exercise vested options after termination.

In determining the expected term for the Company’s stock option awards that were issued in fiscal year 2015, the Company reviewed its historical stock option exercise experience since its initial public offering (“IPO”) in February 2010 and determined that its historical stock option exercise experience was not sufficient to provide the best estimate of future exercise activity. In making this determination, the Company noted the following:

•	The most significant option exercises occurred in fiscal year 2011 in the amount of 2,317,730 shares. Subsequently, the Company experienced a significant decline in option exercises in fiscal years 2012 through 2015, with option exercises in those years totaling 1,590,317 shares. Approximately 1% of the options exercised to date relate to options that were granted post IPO. The options that were granted prior to the Company’s IPO had a much lower average exercise price compared the Company’s stock price at the time of its IPO. Specifically, the average exercise price for options that were outstanding as of June 30, 2009 was $7.87, compared to the Company’s IPO price of $15.00. After the IPO, in fiscal years 2010 and 2011, the Company had an average option exercise price of $2.49 and $7.43 which is significantly less than the Company’s average stock price during those years of $15.09 and $17.15. As of June 30, 2015, the average exercise price of its exercisable options was $10.52 compared to the Company’s stock price of $6.45. Accordingly, the grants issued prior to the IPO are not deemed to be a reliable indicator of future exercise behavior for stock options granted after the IPO.

•	As described in Question 5 of SAB Topic 14.D.2, a company may conclude that its historical option exercise experience may not be a reasonable basis to estimate an expected term for a variety of reasons, including if a company had a history of grants and exercises only in periods in which the company’s share price was rising. The Company experienced its highest stock prices in fiscal years 2010 through 2012, during which time the Company also experienced its largest volume of option exercises. Subsequent to fiscal year 2012, the Company has experienced an overall decline in its stock price which has resulted in a smaller spread between the Company’s stock price and the exercise price of outstanding options, reducing the incentive for option holders to exercise their options. Additionally, by the time option holders meet the requisite service vesting requirements and become eligible to exercise the awards, the exercise price has often exceeded the Company’s stock price. As of June 30, 2015, approximately 94% of the exercisable options were underwater. As a result, options exercised in periods when the Company’s stock price was at its highest was not deemed to be a reliable indicator of future exercise behavior.

•	As described in Question 6 of SAB Topic 14.D.2, examples of situations in which it may be appropriate to use the simplified method include a change in the terms of option grants or the types of employees that receive option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate its expected term. Subsequent to fiscal year 2012, the Company significantly reduced the amount of option awards to its non-executive officers and in fiscal year 2015, the Company substantially ceased granting options to all its employees. As of June 30, 2015, of the options outstanding, approximately 26% were held by members of the Company’s Board of Directors (“Board”) and 25% were held by five executive officers subject to SEC reporting and insider trading restrictions. These executive officers have never exercised options or have not exercised options since fiscal year 2011. There have been less than five option exercises by members of the Board to date. Therefore, the Company’s historical exercise activity, which is predominately driven by non-executive employees (and executive officers other than the aforementioned five executive officers), are not indicative of the future term.

As a result of the factors above, management concluded that the historical stock option exercise experience under the Company’s plans did not provide a reliable basis to determine the expected term of the options currently being issued under the plans.

As a reference point for the Staff, as part of the Company’s annual assessment of its valuation assumptions, the Company performed an analysis to compare the consolidated financial statement impact of using the simplified method to estimate expected term of its options versus the Company’s historical option exercise experience. This analysis demonstrates that any differences in the amount of stock-based compensation expense recorded in prior years as a result of using the simplified method instead of the historical option exercise experience were not material to the Company’s consolidated financial statements. Specifically, if the Company used its historical option exercise experience, the analysis reflected pre-tax income differences (understatement of expense) of approximately $75,000 for fiscal year 2015. The Company also performed a sensitivity analysis on the estimated expected term of options and concluded that all possible outcomes would not result in material differences to the amount of stock-based compensation expense recorded in the Company’s consolidated financial statements. The Company’s analysis considered all option valuation inputs that would have been impacted by the estimated expected term (e.g., the stock price volatility input) and adjusted such inputs accordingly to calculate estimated expense assuming the utilization of historical option exercise experience. Further, during fiscal years 2015 and 2016, over 90% of awards to employees were restricted stock units with only a minimal number of option awards. The Company expects this practice to continue.

The Company will continue to evaluate the reliability of its historical option exercise experience. While the Company’s stock price continues to trade below the average exercise price for the majority of its outstanding awards, the Company does not believe exercises are indicative of future practices and is therefore not able to build reliable historical data.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for fiscal year 2015;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me or Martin Collins, General Counsel of the Company, at (650) 578-7700. Thank you.

Sincerely,

/s/ Gregory Wong

Gregory Wong

Chief Financial Officer

QuinStreet, Inc.